Exhibit 99.1

Shanda Games Limited

Announces Completion of Merger

HONG KONG, November 19, 2015 -- Shanda Games Limited (NASDAQ: GAME) (“Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, announced today the completion of the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”) dated as of April 3, 2015, as amended and restated on September 23, 2015, among the Company, Capitalhold Limited (“Parent”) and Capitalcorp Limited, a wholly owned subsidiary of Parent. As a result of the merger, the Company became a direct wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on November 18, 2015, all of the Company’s ordinary shares (“Shares”) issued and outstanding immediately prior to the effective time of the merger were cancelled and converted into and exchanged for the right to receive US$3.55 and all the issued and outstanding American depositary shares (“ADSs”) represented the right to surrender one ADS in exchange for US$7.10 (less US$0.05 per ADS cancellation fees pursuant to the terms of the Deposit Agreement, dated as of September 24, 2009, among the Company, JPMorgan Chase Bank, N.A., as depositary (the “ADS Depositary”), and the holders of ADSs issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes except for the following Shares (including Shares represented by ADSs), which were cancelled and cease to exist at the effective time of the merger but did not convert into the right to receive the foregoing merger consideration:

(a)	48,759,187 Class B ordinary shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, 48,759,187 Class B ordinary shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, 61,776,334 Class A ordinary shares held by Orient Hongtai (Hong Kong) Limited, 61,776,335 Class A ordinary shares held by Orient Hongzhi (Hong Kong) Limited, 80,577,828 Class A ordinary shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd., 107,438,129 Class A ordinary shares held by Hao Ding International Limited and the Shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the merger, which were cancelled without payment of any consideration or distribution therefor; and

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which were cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holders’ dissenters’ rights under the Cayman Islands Companies Law.

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, the ADS Depositary will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$7.10 per ADS surrendered (less an ADS cancellation fee of US$0.05 per ADS) in cash, without interest and net of any applicable withholding taxes.

The Company also announced today that it requested that trading of its ADSs on NASDAQ to be suspended beginning on November 18, 2015. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Shanda Games does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited

Stefanie Guo, Investor Relations

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@ShandaGames.com